Inergy, L.P.

Inergy Holdings, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

July 29, 2009

VIA EDGAR AND OVERNIGHT MAIL

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Inergy, L.P., and co-registrants

Correspondence Submitted June 17, 2009 Regarding

Registration Statement on Form S-3

Filed March 17, 2009

File No. 333-158066

Amendment No. 2 to Registration Statement on Form S-3

Filed May 18, 2009

File No. 333-131742

Form 10-K for Year Ended September 30, 2008

Filed December 1, 2008

Form 10-Q for the Period Ended March 31, 2009

Filed May 7, 2009

File No. 0-32453

Inergy Holdings, L.P.

Form 10-K for Year Ended September 30, 2008

Filed December 1, 2008

Form 10-Q for the Period Ended March 31, 2009

Filed May 7, 2009

File No. 0-51304

Dear Mr. Owings:

Set forth below are the responses of Inergy, L.P., a Delaware limited partnership (“Inergy”), and Inergy Holdings, L.P., a Delaware limited partnership (“Inergy Holdings”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 16, 2009, with respect to: (a) Inergy’s (1) Registration Statement on Form S-3, filed with the Commission on March 17, 2009, File No. 333-158066 (the “Registration Statement”), (2) Amendment No. 2 to Registration Statement on Form S-3, filed with the Commission on May 18, 2009,

Securities and Exchange Commission

July 29, 2009

File No. 333-131742 (“Amendment No. 2”), (3) Form 10-K for the year ended September 30, 2008, filed with the Commission on December 1, 2008 (the “2008 Form 10-K”) and (4) Form 10-Q for the period ended March 31, 2009, filed with the Commission on May 7, 2009, File No. 0-32453; and (b) Inergy Holdings’ (1) Form 10-K for the year ended September 30, 2008, filed with the Commission on December 1, 2008 and (2) Form 10-Q for the period ended March 31, 2009, filed with the Commission on May 7, 2009, File No. 0-51304.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Inergy, L.P.

1.	We note your responses to comments one and two in our letter dated June 3, 2009. Please file the amendments to your registration statements on Form S-3 with the revisions you acknowledged you would make in those responses.

Response: Inergy respectfully acknowledges the Staff’s comment. Concurrently with the filing of this letter, Inergy has filed through EDGAR Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-158066) and Amendment No. 3 to its Registration Statement on Form S-3 (File No. 333-131742).

Form 10-K for the Year Ended September 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and..., page 38

2.	We note your response to comment three in our letter dated June 3, 2009 in which you state that you will include disclosure in future filings regarding the committed capital expansion projects at your Thomas Corners natural gas storage development and your Finger Lakes LPG storage expansion. Please provide us with your intended disclosure for the future filings.

Response: Inergy respectfully acknowledges the Staff’s comment. Inergy proposes to prospectively comply with the Staff’s comment in its Form 10-Q for the interim period ended June 30, 2009 and in future filings, as applicable, with disclosure substantially similar to the example set forth below. Modified language (from initial Inergy response) is presented in italics.

Significant Economic Factors for Our Midstream Operations.

Our midstream operations primarily include the storage, processing, fractionation, and sale of natural gas and NGLs and, to a lesser extent, the wholesale distribution of salt from solution mining operations of U.S. Salt, which was acquired in August 2008. The cash flows from these operations are predominantly fee-based under one to ten year contracts with substantial, creditworthy counterparties and, therefore, are generally economically stable and not significantly affected in the short term by changing commodity prices, seasonality or weather fluctuations.

Securities and Exchange Commission

July 29, 2009

We believe our midstream operations could be negatively affected in the long term by sustained downturns or sluggishness in the economy, which could affect long-term demand and market prices for natural gas and NGLs, all of which are beyond our control and could impair our ability to meet our long-term goals. However, we also believe that the contractual fee-based nature of our midstream operations may serve to mitigate this potential risk.

The majority of our operating cash flows in our midstream operations are generated by our natural gas storage operations. Most of our natural gas storage revenues are based on regulated market-based tariff rates, which are driven in large part by competition and demand for our storage capacity and deliverability. Demand for storage in our key midstream market in the northeastern United States is projected to continue to be strong, driven by a shortage in storage capacity and a higher than average annual growth in natural gas demand. This demand growth is primarily driven by the natural gas-fired electric generation sector. The natural gas industry is currently experiencing a significant shift in the sources of supply, and this dramatic change could affect our operations. Traditionally, supply to our markets has come from the Gulf Coast region, onshore and offshore, as well as from Canada. The national supply profile is shifting to new sources of natural gas from basins in the Rockies, Mid-Continent, Appalachia and East Texas. In addition, the natural gas supply outlook includes new LNG regasification facilities under various stages of development in multiple locations. LNG can be a new source of potential supply, but the timing and extent of incremental supply ultimately realized from LNG is yet to be determined and, at present, LNG remains a small percentage of the overall supply to the markets we serve. These supply shifts and other changes to the natural gas market may have an impact on our storage operations and our development plans in the northeastern United States and may ultimately drive the need for more domestic capacity for national gas storage. Currently, we have committed to capital expansion projects at our Thomas Corners natural gas storage development and our Finger Lakes LPG storage expansion. The rights to the Thomas Corners development were obtained when we acquired ASC in October 2007. Thomas Corners is located in Steuben County, New York and is expected to have working gas capacity of approximately 7 Bcf when complete. This project is expected to be completed in 2010. The Finger Lakes LPG storage expansion project relates to the development of certain caverns acquired in the acquisition of US Salt in August 2008. The solution mining process creates caverns that can be developed into LPG or natural gas storage after the salt has been extracted. The Finger Lakes LPG expansion project is expected to convert certain of the caverns at US Salt into LPG storage with a capacity of up to 5 million barrels. This project is expected to be completed in 2010.

As we execute on our strategic objectives, capital expansion projects will continue to be an important part of our growth plan. We currently have committed capital and investment expenditures in 2009 of approximately $41.7 million in our midstream operations. These capital requirements, along with the refinancings of normal maturities of existing debt, will require us to continue long-term borrowings. An inability to access capital at competitive rates could adversely affect our ability to implement our strategy. Market disruptions or a downgrade in our credit ratings may increase the cost of borrowing or adversely affect our ability to access one or more sources of liquidity. During the past several years, capital expansion projects have been exposed to cost pressures associated with the availability of skilled labor and the pricing of materials. Although certain costs have begun to decrease, there will be continual focus on project management

Securities and Exchange Commission

July 29, 2009

activities to address these pressures as we move forward with planned expansion opportunities. Significant cost increases could negatively affect the returns ultimately earned on current and future expansions.

Our midstream operations in the United States are subject to regulations at the federal and state level. Regulations applicable to the gas storage industry have a significant effect on the nature of our midstream operations and the manner in which they operate. Changes to regulations are ongoing and we cannot predict the future course of changes in the regulatory environment or the ultimate effect that any future changes will have on our midstream operations.

Note 3. Acquisitions, page 105

3.	In your response to comment eight in our letter dated June 3, 2009, you indicate that you have not provided any of the information required by paragraphs 51 through 57 of SFAS 141 based on the fact that the metrics for each of your 2008 acquisitions, when calculated individually, were less than 10%. However, we note that your 2008 acquisitions appear to be material on an Investment Test basis when considered in the aggregate. It appears that you have provided the information required by paragraph 53 of SFAS 141 with respect to these acquisitions. In future filings, please disclose the amount of goodwill that is expected to be deductible for tax purposes as required by SFAS 141, paragraph 52.c.(1). Also in future filings, please provide the supplemental pro forma information required by paragraphs 54 and 55 of SFAS 141, as these disclosures are applicable for the period during which a series of individually immaterial business combinations occur that are material in the aggregate.

Response: Inergy respectfully acknowledges the Staff’s comment. In future filings, Inergy will disclose the amount of goodwill that is expected to be deductible for tax purposes pursuant to paragraph 52.c.(1) of SFAS 141 and provide the supplemental pro forma information required by paragraphs 54 and 55 of SFAS 141 for the period during which a series of individually immaterial business combinations occur that are material in the aggregate.

Form 10-Q for the Period Ended March 31, 2009

4.	Please tell us how you applied the provisions of EITF 07-4 to your general partner, limited partner, and incentive distribution rights holders’ interests in computing earnings per unit using the two-class method.

Response: EITF 07-4, which is effective for fiscal years beginning after December 15, 2008, will be adopted by Inergy in the first fiscal quarter of 2010.

Upon adoption of EITF 07-4, Inergy will calculate earnings per unit using the two-class method as described below.

Securities and Exchange Commission

July 29, 2009

Inergy notes that its incentive distribution rights (“IDRs”) are not embedded in the general partner (“GP”) interest and that Inergy’s partnership agreement requires it to distribute 100% of “Available Cash,” as defined in the partnership agreement, within 45 days of each quarter end. Paragraph 8 of EITF 07-4 requires that when calculating earnings per unit under the two-class method for a master limited partnership, net income (or loss) for the current reporting period must be reduced (or increased) by the amount of Available Cash that has been or will be distributed to the holders of GP interests, common units representing limited partner interests (“Common Units”) and IDRs for that reporting period. The resulting undistributed earnings are then required to be allocated to the holders of GP interests, Common Units and IDRs utilizing the contractual terms of the partnership agreement.

Distributions to the IDR holder are contractually limited under the partnership agreement to its portion of Available Cash. Consequently, undistributed earnings are allocated to the equity interests based on their respective sharing of earnings specified in the partnership agreement.

Inergy Holdings, L.P.

Form 10-K [for] Year Ended September 30, 2008

Consolidated Statements of Operations, page 95

5.	In your response to comment 12 in our letter dated June 3, 2009, you indicate that the holders of incentive distribution rights (IDRs) (i) do not have any preferences in liquidation and (ii) do not participate in any distributions that common unitholders do not also participate in, and as such the presence of IDRs does not impact your SAB 51 accounting. We note that your IDRs appear to have preferential distributions over the limited partner units above certain thresholds. We also note that your IDRs may be transferrable apart from the general partner interest. Please explain to us in better detail what consideration you gave to these factors in determining that your IDRs do not impact your SAB 51 accounting.

Response: Inergy respectfully acknowledges the Staff’s comment. Set forth below are Inergy’s considerations of (1) the IDR holder’s ability to participate in distributions when certain thresholds have been met and (2) the transferability of the IDRs from the general partner:

While the IDR holder can participate in a larger portion of distributions as Inergy’s distributions exceed thresholds defined in the partnership agreement, this contractual right does not provide the IDR holder any exclusive rights to any distribution in which the holders of GP interests and Common Units would not also participate. In other words, while the amount of distributions received by the holders of separate equity classes may differ, the holders of Common Units and GP interests will always receive payment when a distribution occurs. Additionally, while the IDRs are separable and transferrable, they do not and will not convey to the holders any preferential voting or exclusive economic rights.

Securities and Exchange Commission

July 29, 2009

As such, the existence of such IDR features has not limited Inergy Holdings’ ability to realize gain upon Inergy’s issuance of Common Units. Inergy Holdings holds Common Units, a GP interest and IDRs in Inergy and will continue to receive a distribution on its investment as a result. It should be noted the Inergy Holdings’ investment account balance (which is inclusive of the SAB 51 gain) is approximately $88 million. Inergy Holdings receives distributions from Inergy on an annual basis of approximately $52 million. We believe that future distributions to Inergy Holdings from its investment in Inergy Common Units alone reasonably assure that the SAB 51 gain was realized at the time it was recognized in earnings.

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Securities and Exchange Commission

July 29, 2009

Inergy, L.P. and Inergy Holdings, L.P. acknowledge that (i) they are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filing and (iii) they may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should the Staff have any questions or comments, please contact the undersigned at 816-842-8181 or Gillian Hobson of Vinson & Elkins at 713-758-3747.

Sincerely,

INERGY, L.P.

By:	Inergy GP, LLC,
its Managing General Partner

By:	/s/ R. Brooks Sherman, Jr.
Name:	R. Brooks Sherman, Jr.
Title:	Executive Vice President and Chief Financial Officer

INERGY HOLDINGS, L.P.

By:	Inergy Holdings GP, LLC,
its General Partner

By:	/s/ R. Brooks Sherman, Jr.
Name:	R. Brooks Sherman, Jr.
Title:	Executive Vice President and Chief Financial Officer

cc:	Gillian A. Hobson, Esq.
Vinson & Elkins L.L.P.
Via Facsimile